UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

United News International, Inc.

(f/k/a NewsBeat Social, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	45-5067623
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3123 NW Industrial St, Portland, OR 97210

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): 503-954-1126

United News International, Inc.

(f/k/a NewsBeat Social, Inc.)

Semiannual Report on Form 1-SA

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of our operations together with our condensed consolidated financial statements and the notes thereto appearing elsewhere in this semiannual report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our offering circular, as supplemented, which was filed with the Securities and Exchange Commission on May 12, 2017 and in the section entitled “Cautionary Statement regarding Forward-Looking Statements” below.

United News International, Inc. (f/k/a NewsBeat Social, Inc.) (“we,” “us,” “our,” “UNI,” or the “Company”) is a global news agency that generates fact-based video reports from newsworthy events around the world. The Company plans to license its continuously updated library to news publishers, news aggregators, web portals and distributors worldwide. UNI covers the four facts or basic elements of any newsworthy event: who, what, when and where. Each newsworthy event is transformed into a self-contained news report in three formats: Anchored

Video, Text and an Audio File, all at a cost to UNI of under $100 per report. Our news reports do not contain any analysis or opinion, nor do they contain native, sponsored content or content marketing. We were formed in April 2012 and began our business operations on February 8, 2013. Since inception, our business has expanded significantly, and we have gathered and distributed over 40,000 news reports, reaching viewers in 236 countries and territories around the world. Today, we have 31 full-time employees who gather and distribute between 35 to 40 news reports a day. Our daily capacity exceeds 60 reports.

Since 2014, Facebook users have been presented with UNI news videos over 12 billion times, resulting in more than 800 million video “views” on Facebook (lasting 3 seconds or more) and a total of more than 1.0 billion video views across all platforms, with a growth rate for total views of 480% between 2014 and 2016 and a Facebook fan base of approximately 3.5 million people as of the end of April 2017 (up 28.5% from 2015 year-end). From 2014 to 2016, the monthly average number of people our Facebook posts reached increased to 162.4 million in 2016 from 93.9 million in 2014, a 72.9% increase. From 2014 to April 2017, the engagement rate of our Facebook audience (i.e., the percentage of such user accounts who view, “like,” comment on or share our news reports, expressed as an average of the 12 monthly engagement rates averages in a year) increased to 27.7% in 2017 from 6.03% in 2014, a 358% increase. UNI has been able to achieve this growth in audience and engagement rate while keeping news gathering and distribution costs below $100 per news report. We believe this rapid growth has proven our thesis that consumers all over the world want to consume and engage with our news reports.

Consolidated Results of Operations

Overview

Our Planned Revenue Model

We plan to monetize our news products to publishers worldwide who have long struggled to gather and produce video news. This is acutely true of English-language newspapers. We believe UNI solves a very big and growing problem within the global newspaper ecosystem for a modern, video first news agency “wire” service that focuses only on the factual elements of any news event in the world. We believe that once we scale our news gathering operations to 1,000+ news reports per 24-hour news cycle, that these publishers will license our news product. The intended revenue stream for UNI is licensing, not advertising. By focusing on license revenue, UNI avoids the volatile advertising market and the considerable costs of establishing and managing a global sales force. We believe that our cost structure is disruptive to the current global wire services such as the Associated Press, Reuters, Bloomberg and AFP. We plan to offer our service as follows:

•	The video news reports will be metered and the licensee will pay UNI fees calculated on the basis of “cost per thousand streams” (“CPM”), each “stream” being a person accessing the video for at least 3 seconds. The CPM will range between $0.50 and $1.75 per CPM.

•	Licensees of our news reports sell local/regional advertising around our news product and keep 100% of their advertising revenue.

•	The current retail pricing range in the emerging markets for equivalent video content is $4.00 to $10.00 CPM and the industrialized first world markets are fetching between $25.00 to $80.00 CPM. We believe there is a huge demand from media buyers wishing to purchase pre-roll advertising that runs hand-in-hand with premium video content which is fresh and relevant to the consumer.

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We consider it an important part of our business model that we maintain the average cost of our news reports at a low level compared to traditional news organizations. We track our average cost per news report based on the “gathering, composing, distribution and video management fees” line item in our condensed consolidated statements of operations. This line item includes the costs of news report video, writing, editing and anchoring. It also includes certain marketing brand building advertising fees paid to social networks like Facebook.

Summary of Results

The following table summarizes our unaudited condensed consolidated statements of operations for the six month periods ended June 30, 2017 and 2016:

	For The Six Months Ended June 30,
	2017	2016
	(unaudited)	(unaudited)

Revenues	$20,580	$60,000

Operating Expenses:
Production, distribution and video management fees	425,311	569,803
Depreciation and amortization	32,990	106,110
Legal and professional	443,252	175,775
Stock-based compensation	340,445	255,525
Selling and marketing, general and administrative	582,833	888,576
Total operating expenses	1,824,831	1,995,789
Loss From Operations	(1,804,251)	(1,935,789)

Other Expense:
Interest expense	(335,663)	(182,329)
Interest expense – related party	(314,351)	(12,212)
Total other expense	(650,014)	(194,541)
Net Loss	$(2,454,265)	$(2,130,330)

Six months ended June 30, 2017 compared to the six months ended June 30, 2016

Revenues. UNI distributes its one-minute news reports on Facebook and to a lesser extent on other social media platforms. We are currently expanding our news gathering and distribution capabilities in order to grow our global reach and audience. Revenues earned during the six-months ended June 30, 2017 and June 30, 2016 were earned from advertising by a limited number of corporate customers, while our principal licensing product offering remains under continuing development.

Production, distribution and video management fees.  Our production, distribution and video management costs include the costs of our one-minute news reports and their distribution through social media, principally Facebook, including the costs of news report video, writing, editing and anchoring. It also includes certain marketing fees paid to social networks such as Facebook for access to audience when ads are run with our news reports. These activities commenced in 2013. Such costs decreased by $144,492 to $425,311 during the six months ended June 30, 2017, as compared to $569,803 during the six months ended June 30, 2016, representing an decrease of 25.4%. The decrease was a result of a decrease of production staff and volume of news reports in 2017 as compared to 2016 combined with a decrease in Facebook and other video promotion costs.

Depreciation and amortization.  Depreciation expenses decreased by $73,120 to $32,990 during the six months ended June 30, 2017, as compared to $106,110 during the six months ended June 30, 2016, representing a decrease of 68.9%. The decrease was principally due to the amortization of Allsay intangible assets during the first half of 2016 that we decided to abandon in the second half of 2016.

Legal and professional.  Legal and professional expenses increased by $267,477 to $443,252 during the six months ended June 30, 2017, as compared to $175,775 during the six months ended June 30, 2016, representing an increase of 152.2%. The increase was principally due to auditing fees related to our Regulation A+ offering (“Reg A+ Offering”) in addition to an increase in legal and financial advisory costs in private placement financing activities. Additional legal fees have been incurred in connection with the Reg A+ Offering, which are included in prepaid expenses and other current assets until such time as the Reg A+ Offering is completed or abandoned.

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Stock based compensation. Our stock based compensation expense includes the non-cash costs of common and preferred stock issued for services and stock options issued for services. The following are the components of stock based compensation for the six months ended June 30, 2017 and 2016:

	For the Six Months Ended June 30,
	2017	2016
	(unaudited)	(unaudited)
Common and preferred stock issued for services	$298,500	$127,500
Stock option expense	41,945	128,025
Stock based compensation	$340,445	$255,525

Stock based compensation increased by $84,920 to $340,445 during the six months ended June 30, 2017, as compared to $255,525 during the six months ended June 30, 2016, representing an increase of 33.2%. The principal reason for the increase was the issuance during the six months ended June 30, 2017 of common stock issued for services, offset by a reduction in stock option expense during the six months ended June 30, 2017 as compared to the six months ended June 30, 2016.

No warrants were issued during the six months ended June 30, 2017 and 2016.

Selling and marketing, general and administrative. Total selling, marketing, general and administrative expense decreased by $305,743 or 34.4% during the six months ended June 30, 2017, to $582,833 from $888,576 during the six months ended June 30, 2016. This decrease is generally a result of the termination of certain management executives including the former president and CFO. This resulted in a decrease in overall headcount and decrease in the scope of our operations which resulted from employee benefits costs, insurance and other various office and administrative expenses.

Other expense – interest expense. Interest expense incurred during the six months ended June 30, 2017 increased to $650,014, as compared to $194,541 during the six months ended June 30, 2016 as a result of an increase in indebtedness under various convertible and notes payable. That, combined with the common shares issued in connection with the notes payable issued in the six months ended June 30, 2017, for which the fair value was included in interest expense, were the causes of the increase compared to the prior year period. See “Liquidity and Capital Resources” below for greater detail on these arrangements.

Net loss. For the foregoing reasons, our net loss was $2,454,265 for the six months ended June 30, 2017 and $2,130,330 for the six months ended June 30, 2016, representing an increase in the net loss of $323,935, or 15.2%.

Liquidity and Capital Resources

Going Concern

Our condensed consolidated financial statements appearing elsewhere herein have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, at June 30, 2017, we had cash of $53,451, a working capital deficiency of $4,899,264 and a stockholders’ deficit of $4,776,062. We have generated minimal revenues and have incurred net losses since inception, including a net loss of $2,454,265 for the six months ended June 30, 2017. These conditions raise substantial doubt about our ability to continue as a going concern. Our condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Since inception, our principal sources of operating funds have been cash proceeds from the sale of common stock and Series A Convertible Preferred Stock, the issuance of various convertible promissory notes, cash received from the exercise of common stock purchase warrants and cash from the unsecured bridge notes. We expect that our current cash on hand will fund our operations through October 2017. However, we will need to raise additional capital in order to meet our obligations and execute our business plan for at least the next twelve-month period thereafter. We have filed an offering circular with the Securities and Exchange Commission (“SEC”) for an initial public offering of our common stock on a best efforts basis. There can be no assurance that this offering or any other financing will be available when needed or that management will be able to obtain such financing on acceptable terms. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

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Operating, Investing and Financing Activities

During the six months ended June 30, 2017, we used $1.2 million in cash from operating activities. Cash used in operating activities primarily consisted of our net loss of $2.5 million, offset by non-cash charges of $0.7 million and from net working capital sources of cash of $0.5 million. Non-cash charges consisted primarily stock-based compensation of $0.3 million, amortization of debt issuance cost of $0.4 million and depreciation and amortization of less than $0.1 million. Working capital sources of cash mainly consisted of an increase in accrued expenses of $0.3 million and accrued interest of $0.3 million, partially offset by increase in prepaid expenses and other current assets of $0.1 million and accounts payable of less than $0.1 million.

Net cash used in investing activities of less than $0.1 million during the six months ended June 30, 2017 consisted of purchases of property and equipment.

Net cash provided by financing activities of $1.3 million during the six months ended June 30, 2017 represents proceeds from the issuance of notes payable of $1.3 million.

During the six months ended June 30, 2016, we used $1.6 million in cash from operating activities. Cash used in operating activities primarily consisted of our net loss of $2.1 million, offset by non-cash charges of $0.5 million and from net working capital sources of cash of less than $0.1 million. Non-cash charges consisted primarily of stock-based compensation of $0.3 million, amortization of debt issuance costs of $0.1 million and depreciation and amortization of $0.1 million. Working capital sources of cash mainly consisted of an increase in accounts payable of $0.1 million, accrued interest of $0.1 million and accrued expenses of $0.1 million, partially offset by a decrease in prepaid expenses and other current assets of $0.1 million.

Net cash used in investing activities of less than $0.1 million during the six months ended June 30, 2016 consisted of purchases of property and equipment.

Net cash provided by financing activities of $1.5 million during the six months ended June 30, 2016 represents proceeds from the issuance of Series A Preferred Stock of $0.6 million, and notes of $0.9 million.

Recent Financing Activities and Recent Developments

Notes Payable. From January 2017 to June 2017, the Company issued to several accredited investors with whom the Company had pre-existing relationships, for cash received, unsecured promissory notes in the aggregate principal amount of $1,400,000. The $1,150,000 unsecured promissory note issued to a related party was issued for proceeds received of $1,000,000, with the remaining $150,000 recorded as a debt discount. The January 2017 through June 2017 Notes bear interest at a rate of 1.67% per month, with a stated minimum interest amount of 5% of principal, and are due the first business day after the Company has completed its final closing from the Company’s Reg A+ Offering pursuant to Regulation A under the Securities Act of 1933 (the “Securities Act”). In the event the Maturity Date does not occur within one (1) year of the issuance date of this Note, the Note shall mature upon Payee’s demand. The Company may, at any time and from time to time, without premium or penalty, prepay all or any portion of the outstanding obligations under this Note, including without limitation accrued but unpaid interest on the outstanding principal amount. In the event that the principal and interest is not repaid within one year of the issuance date of the particular January 2017 through June 2017 Notes will then become due upon demand. The Company may prepay, without premium or penalty, all or any portion of the outstanding obligations under the January 2017 through June 2017 Notes. On receipt of proceeds from the January 2017 through June 2017 Notes, the Company was obligated to immediately issue share of common stock of 425,000 shares of Common Stock.

In August 2017, the Company issued a $40,000 unsecured promissory note. The unsecured promissory note bears interest at 1.67% per month, and will mature upon the Company raising a minimum of $250,000 common stock offering. If the maturity date doesn’t occur within one year of the date of issuance, the notes shall mature upon each payee’s demand. We may prepay, without premium or penalty, any portion of the unsecured promissory note outstanding obligations hereunder. In connection with the issuance of the note, the Company issued an aggregate of 25,000 shares of common stock.

Reg A+ Offering. The Company filed with the SEC an offering circular to sell 6,250,000 shares of common stock for gross proceeds of $50,000,000 of common stock to investors in an offering pursuant to Tier Two of Regulation A Offering on a best efforts basis only, which was qualified by the SEC on May 26, 2017. The offering will terminate on the earliest of (i) one year from the date of qualification with the SEC, (ii) the date on which the maximum offering amount is sold and (iii) the date on which this offering is terminated by the Company at its sole discretion. The offering may be extended upon completion of certain filings with and approval from the SEC. There can be no assurance that the Company will be successful in receiving proceeds in such an offering.

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Private Placement Convertible Restricted Common Stock Offering. The Company is in the process of obtaining financing through an issuance of up to $10,000,000 in a private placement of convertible restricted common stock to selected accredited investors. From July through September of 2017, we received aggregate proceeds of $295,000 from these accredited investors in exchange for subscriptions of our convertible restricted common stock. These convertible restricted common stock agreements bear no interest and enables conversion into shares of common stock upon the final closing of the Reg A+ Offering. There can be no assurance that we will be successful in completing such an offering.

Legal matters. In June 2012, the Company entered into a Registration and Share Purchase Agreement (the “Agreement”) with a business development company (“BDC”) whereby the BDC was obligated to assist the Company with the completion and filing of a registration statement with the SEC. The BDC was to receive 2,000,000 shares of the Company in consideration for the services to be provided, which included the cost of all the legal, accounting and other costs associated with such process. The Company believes that the BDC failed to fulfill its obligations under the agreement, despite numerous efforts by the Company to obtain their performance. On April 17, 2015, the Company notified the BDC that as a result of its failure of performance, it had no entitlement to any shares and no stock certificates were issued. On or about March 31, 2017, the BDC filed a complaint in a Minnesota district court alleging that the Company had breached the Agreement by not providing certain key documents to the BDC, so the BDC was unable to fulfill its obligations. The BDC is seeking damages in an amount over $50,000 and a determination of the status and value of its stock ownership in the Company. The Company sees no merit in the claims asserted and intends to vehemently defend against the allegations made in the complaint. The Company does not believe an accrual for a loss associated with this matter is necessary at this time.

On or about March 21, 2017, an individual plaintiff filed a complaint in an Oregon state court against the Company and certain of its officers and directors alleging fraud in connection with a promissory note issued on or around June 29, 2016, seeking a return of $400,000 in funds advanced to the Company and interest under such promissory note. The note has since matured and the Company is in default and considering possible legal actions. The Company, as well as, the named officers and directors, see no merit in the claims asserted and intend to vehemently defend against the allegations made in the complaint.

On July 12, 2017, the Company entered into an amended settlement agreement with a former employee who was seeking compensation for past services performed. The amended settlement agreement releases the Company of all claims and will pay the former employee $111,500 upon the sooner of receiving $5,000,000 or more in gross proceeds from a Reg A+ Offering, a merger or sale of more than 50% of the Company or December 31, 2017. The amended settlement amount payable bears interest at 9% from January 1, 2017 until it is paid.

Common Stock Purchase Warrants and Options

At June 30, 2017, we had 747,083 common stock purchase warrants outstanding with a weighted average exercise price of $2.00 per share. If all such warrants were exercised, we would receive proceeds approximating $1,494,166 and we would be required to issue 747,083 shares of common stock. At June 30, 2017, we also had 2,844,124 common stock purchase options outstanding exercisable at a weighted average exercise price of $4.24 per share. If all common stock purchase options were exercised, we would receive proceeds approximating $12.1 million and we would be required to issue 2.8 million shares of common stock. There can be no assurance, however, that any such warrants or options will be exercised.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

We do not have any material ongoing material contracts that extend beyond a one-year period or which are not cancellable sooner. The lease for our current office space expired in April 2016 and we extended this lease on a month-to-month basis. We have no material contingent obligations other than as described above under “Recent Financing Activities and Recent Developments”.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

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Material Weaknesses

In connection with the audit of our consolidated financial statements for the year ended December 31, 2016, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. These material weaknesses continue to exist as of June 30, 2017. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complete transactions and a lack of separation of duties between accounting and other functions.

Although we are aware of the risks associated with not having additional accounting personnel, we are also at an early stage in the development of our business. We expect to expand our accounting function and improve our internal accounting procedures and separation of duties as we grow our business and can more readily absorb the costs of such expansion and improvements. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Shares that are subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which include preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies common stock purchase warrants and other free standing derivative financial instruments as equity if the contracts (i) require physical settlement or net-share settlement, (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), or (iii) do not permit the holder to readily convert into cash due to an inactive trading market. The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock, satisfied the criteria for classification as equity instruments.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable GAAP.

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When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The fair value of the Company’s common stock was estimated by management based on observations of the cash sales prices of its common shares. Awards granted to directors are treated on the same basis as awards granted to employees.

Fair Value Measurement

The Company measures the fair value of financial assets and liabilities based on applicable accounting guidance, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The fair value of the Company's cash, accounts payable, and accrued expenses approximates the carrying amounts of such instruments due to their short maturity. The fair value of the convertible promissory notes approximates the carrying amount because the rate and terms currently available to the Company approximate the rate and terms on the existing debt.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities are required to apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company has not yet determined the effect of the adoption of this standard on the Company’s financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The effective date of ASU 2016-15 is for interim and annual reporting periods beginning after December 15, 2017. The ASU has not yet been adopted; however, it is not expected to have a material impact on the Company’s consolidated financial position, cash flows or results of operations.

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In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2017-09”). ASU 2017-09 provides clarity on the accounting for modifications of stock-based awards. ASU 2017-09 requires adoption on a prospective basis in the annual and interim periods for the Company’s fiscal year ending December 31, 2019 for share-based payment awards modified on or after the adoption date. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its condensed consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features; (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument (or embedded conversion feature) is considered indexed to the entity's own stock. As a result, financial instruments (or embedded conversion features) with down round features may no longer be required to be accounted for as derivative liabilities. A company will recognize the value of a down round feature only when it is triggered and the strike price has been adjusted downward. For equity-classified freestanding financial instruments, an entity will treat the value of the effect of the down round as a dividend and a reduction of income available to common shareholders in computing basic earnings per share. For convertible instruments with embedded conversion features containing down round provisions, entities will recognize the value of the down round as a beneficial conversion discount to be amortized to earnings. ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The guidance in ASU 2017-11 can be applied using a full or modified retrospective approach.  The Company has not yet determined the effect that ASU 2017-11 will have on its results of operations, statement of financial position or financial statement disclosures.

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its condensed consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain information set forth in this semiannual report on Form 1-SA, including in Item 1, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (and the “Liquidity and Capital Resources” section thereof) and elsewhere may address or relate to future events and expectations and as such constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this semiannual report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	Changes in how Facebook distributes and monetizes video content;
•	Our ability to successfully develop material revenue streams in advertising, syndication or consumer subscriptions;
•	Our dependence upon external sources for the financing of our operations, particularly given that our independent registered public accounting firms’ report for our December 31, 2016 consolidated financial statements, which are included as part of our Offering Circular, contains an explanatory paragraph concerning the substantial doubt surrounding our ability to continue as a “going concern”;
•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to attract, retain and generate revenue from advertisers;
•	The effect of disruptions in or impairments to our ability to use social media platforms such as Facebook;
•	Our ability to retain and grow our audience, and a subscriber base;
•	Our ability to enter into, sustain and renew distribution arrangements on favorable terms;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	The effects of acquisitions and strategic investments on our operations;
•	Our ability to respond and adapt to changes in technology and consumer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

Although the forward-looking statements in this semiannual report are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to update this semiannual report or otherwise make public statements updating our forward-looking statements.

Item 2.	Other Information.

None.

10

Item 3.	Financial Statements

UNITED NEWS INTERNATIONAL, INC.

(f/k/a NewsBeat Social, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	(Unaudited)

Assets

Current Assets:
Cash	$53,451	$55,543
Prepaid expenses and other current assets	82,941	14,450
Total Current Assets	136,392	69,993

Property and equipment, net	123,202	118,233

Total Assets	$259,594	$188,226

Liabilities and Stockholders’ Deficit

CURRENT LIABILITIES

Accounts payable	$439,983	$446,513
Accrued expenses	502,706	239,563
Accrued interest	640,750	364,599
Convertible notes payable - net	600,000	600,000
Convertible notes payable - related party	100,000	100,000
Notes payable- related party, net of debt discount of $266,485 and $49,763 as of June 30, 2017 and December 31, 2016, respectively	1,283,515	598,072
Notes payable, net of debt discount of $69,878 and $187,010 as of June 30, 2017 and December 31, 2016, respectively	1,440,102	825,135
Advances payable	28,600	–
Total Current Liabilities	5,035,656	3,173,882

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT
Preferred stock, Series A, 50,000,000 shares authorized, $0.0001 par value; 8,066,000 and 8,116,000 shares issued and outstanding, respectively	807	812
Common stock, 500,000,000 shares authorized, $0.0001 par value; 19,143,225 and 18,488,225 shares issued and outstanding, respectively	1,914	1,849
Additional paid-in capital	18,909,512	18,345,713
Accumulated deficit	(23,688,295)	(21,234,030)
Total stockholders' deficit equity before subscription receivable	(4,776,062)	(2,885,656)
Less subscription receivable	–	100,000
Total stockholders' deficit	(4,776,062)	(2,985,656)

Total Liabilities and Stockholders’ Deficit	$259,594	$188,226

The accompanying notes are an integral part of these condensed consolidated financial statements.

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UNITED NEWS INTERNATIONAL, INC.

(f/k/a NewsBeat Social, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended
	June 30,
	2017	2016
	(Unaudited)	(Unaudited)

Revenues	$20,580	$60,000

Operating Expenses:
Production, distribution and video management fees	425,311	569,803
Depreciation and amortization	32,990	106,110
Legal and professional	443,252	175,775
Stock-based compensation	340,445	255,525
Selling and marketing, general and administrative	582,833	888,576

Total operating expenses	1,824,831	1,995,789

Loss From Operations	(1,804,251)	(1,935,789)

Other Expense:
Interest expense	(335,663)	(182,329)
Interest expense - related party	(314,351)	(12,212)

Total other expense	(650,014)	(194,541)

Net Loss	$(2,454,265)	$(2,130,330)

Net Loss Per Common Share, Basic and Diluted	$(0.13)	$(0.12)

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	18,934,724	17,910,509

The accompanying notes are an integral part of these condensed consolidated financial statements.

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UNITED NEWS INTERNATIONAL, INC.

(f/k/a NewsBeat Social, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2017	2016
	(Unaudited)	(Unaudited)

Cash Flows From Operating Activities
Net loss	$(2,454,265)	$(2,130,330)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	32,990	106,110
Amortization of non-cash debt issuance costs	373,824	134,458
Amortization of prepaid rent	–	39,557
Stock-based compensation	41,945	128,025
Common and preferred stock issued for services	298,500	127,500
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(68,491)	(146,095)
Accounts payable	(6,530)	91,297
Accrued expenses	263,143	26,376
Accrued interest	276,151	60,083
Net Cash Used in Operating Activities	(1,242,733)	(1,563,019)

Cash Flows From Investing Activities
Purchases of property and equipment	(37,959)	(20,249)
Net Cash Used in Investing Activities	(37,959)	(20,249)

Cash Flows From Financing Activities
Proceeds received in connection with Series A Convertible Preferred Stock	–	615,000
Proceeds of subscriptions receivable- preferred stock	–	25,000
Repayment of notes payable	(25,000)	–
Proceeds from notes payable - related party	1,000,000	200,000
Proceeds from notes payable	275,000	650,000
Proceeds from advances payable	28,600	–

Net Cash Provided by Financing Activities	1,278,600	1,490,000

Decrease in Cash	(2,092)	(93,268)
Cash - Beginning of Period	55,543	530,077

Cash - End of Period	$53,451	$436,809

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$–	$–
Income taxes	$–	$–

Non-Cash Financing Transactions
Recognition of debt discount	$473,413	$227,922
Common stock issued and accrued liability settled in connection with intangible assets acquisition	$–	$520,764
Receipt (Cancellation) of Series A preferred stock subscription receivable	$(100,000)	$100,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

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UNITED NEWS INTERNATIONAL, INC.

(f/k/a NewsBeat Social, Inc.)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Unaudited)

(A)	Business Organization and Nature of Operations

United News International, Inc. (f/k/a NewsBeat Social, Inc.) (“UNI” or the “Company”) was originally incorporated in Oregon on April 17, 2012 and was re-incorporated in Delaware on April 24, 2015. UNI is a global news agency that generates fact-based video reports from newsworthy events around the world. The Company plans to license its continuously updated library to news publishers, news aggregators, web portals and distributors worldwide. UNI covers the four facts or basic elements of any newsworthy event: WHO, WHAT, WHEN and WHERE. Each newsworthy event is transformed into a self-contained news report in three formats: Anchored Video, Text and an Audio File.

(B)	Going Concern and Management’s Liquidity Plan

As of June 30, 2017, the Company had a working capital deficiency of $4,899,264 and a stockholders' deficit of $4,776,062. The Company has generated minimal revenues and has incurred net losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least one year from the date these condensed consolidated financial statements are issued.

The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company will need to raise additional capital in order to meet its obligations and execute its business plan. There is no assurance that additional equity or debt financing will be available when needed or that management will be able to obtain such financing on terms acceptable to the Company or that the Company will become profitable and generate positive operating cash flow in the future. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Subsequent to June 30, 2017, the Company has received aggregate proceeds of $335,000, $295,000 of which related to its convertible restricted common stock offering and $40,000 in the form of an unsecured promissory note. As a result, the Company expects to have the cash required to fund its operations through October 2017. While there can be no assurance that it will be successful, the Company is actively engaging prospective investors to raise additional capital. As of the filing date of this report, the Company has notes payable with an aggregate principal balance of $1,350,000 which are past due as of June 30, 2017. The Company is currently in the process of negotiating extensions or discussing converting these notes to equity. However, there can be no assurance that the Company will be successful in extending or converting these notes. See Note I – Subsequent Events for additional details.

(C)	Summary of Significant Accounting Policies

1.	Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) that are considered necessary for a fair presentation of the condensed consolidated financial statements of the Company as of June 30, 2017 and for the six months ended June 30, 2017 and 2016. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the operating results for the full year ending December 31, 2017, or any other period. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related disclosures of the Company as of December 31, 2016 and 2015 and for the years then ended included in the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”) on May 12, 2017.

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2.	Principles of Consolidation

The condensed consolidated financial statements of the Company include the accounts of Advanced Media Labs, LLC (“AML”), a wholly owned entity without significant operations. All significant intercompany transactions have been eliminated in consolidation. AML was dissolved on January 1, 2017 and, as a result, the Company’s condensed consolidated financial statements were not consolidated subsequent to such date.

3.	Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

4.	Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments if they meet certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments (the beneficial conversion feature) based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated or expected date of redemption.

5.	Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

15

6.	Preferred Stock

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Shares that are subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies conditionally redeemable preferred shares, which include preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, preferred shares are classified as stockholders’ equity.

7.	Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. The fair value of the Company’s common stock was estimated by management.

8.	Fair Value Measurement

The Company measures the fair value of financial assets and liabilities based on applicable accounting guidance, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs are used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The fair value of the Company's cash, accounts payable, and accrued expenses approximates the carrying amounts of such instruments due to their short maturity. The fair value of the promissory notes approximates the carrying amount because the rate and terms currently available to the Company approximate the rate and terms on the existing debt.

9.	Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies common stock purchase warrants and other free standing derivative financial instruments as equity if the contracts (i) require physical settlement or net-share settlement, (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), or (iii) do not permit the holder to readily convert into cash due to an inactive trading market. The Company classifies any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (iii) contain reset provisions as either an asset or a liability. The Company assesses classification of its freestanding derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required. The Company determined that its freestanding derivatives, which principally consist of warrants to purchase common stock, satisfied the criteria for classification as equity instruments.

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10.	Net Loss Per Share

Basic loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of vested common shares outstanding, plus the impact of common shares, if dilutive, resulting from the exercise of outstanding stock options and warrants, plus the conversion of convertible notes. The following securities are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been anti-dilutive:

	June 30,
	2017	2016

Options to purchase common stock	2,844,124	3,880,972
Warrants to purchase common stock	747,083	947,083
Series A convertible preferred stock	2,016,500	2,029,000
Convertible notes payable	299,419	266,606
Total potentially dilutive securities	5,907,126	7,123,661

11.	Recently Issued and Adopted Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities are required to apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company has not yet determined the effect of the adoption of this standard on the Company’s financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The effective date of ASU 2016-15 is for interim and annual reporting periods beginning after December 15, 2017. The ASU has not yet been adopted; however, it is not expected to have a material impact on the Company’s consolidated financial position, cash flows or results of operations.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2017-09”). ASU 2017-09 provides clarity on the accounting for modifications of stock-based awards. ASU 2017-09 requires adoption on a prospective basis in the annual and interim periods for the Company’s fiscal year ending December 31, 2019 for share-based payment awards modified on or after the adoption date. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its condensed consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features; (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument (or embedded conversion feature) is considered indexed to the entity's own stock. As a result, financial instruments (or embedded conversion features) with down round features may no longer be required to be accounted for as derivative liabilities. A company will recognize the value of a down round feature only when it is triggered and the strike price has been adjusted downward. For equity-classified freestanding financial instruments, an entity will treat the value of the effect of the down round as a dividend and a reduction of income available to common shareholders in computing basic earnings per share. For convertible instruments with embedded conversion features containing down round provisions, entities will recognize the value of the down round as a beneficial conversion discount to be amortized to earnings. ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The guidance in ASU 2017-11 can be applied using a full or modified retrospective approach.  The Company has not yet determined the effect that ASU 2017-11 will have on its results of operations, statement of financial position or financial statement disclosures.

The Company has implemented all other new accounting pronouncements that are in effect and that may impact its condensed consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its condensed consolidated financial position or results of operations.

12.	Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date on which the financial statements were issued require adjustment or disclosure in the Company's financial statements. See Note I – Subsequent Events.

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13.	Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform to the fiscal 2017 presentation. These reclassifications have no impact on the previously reported net loss.

(D)	Convertible Notes Payable

1.	15% Secured Convertible Promissory Notes

The Company issued its 15% Secured Convertible Promissory Notes (the “Convertible Notes”) to several note holders and received an aggregate of $700,000 in proceeds, of which, $200,000 was received in December 2014 and $500,000 was received in January and February 2015. These Convertible Notes bear interest at 15% per annum and were due on December 31, 2016, after which the Company must repay the Convertible Notes on demand. The Convertible Notes are secured by substantially all assets of the Company. The Company is in the process of negotiating extensions with the note holders on these Convertible Notes.

Contractual interest expense on the Convertible Notes was $52,068 and $52,356, respectively, for the six months ended June 30, 2017 and 2016, respectively. The effective interest rate was approximately 15% in each year.

(E)	Other Notes Payable

1.	Flat Interest Loans

In October 2016, the Company received $249,980 in proceeds from the issuance of an unsecured promissory note which is included in notes payable, net in the accompanying consolidated balance sheets in the appropriate periods. The note bears interest in the flat amount of $25,000 and was due on November 1, 2016. In December 2016, the Company received $60,000 in proceeds from the issuance of an unsecured promissory note. The note bears interest in the flat amount of $30,000 and was due on January 4, 2017. In April 2017, the maturity dates of both notes were extended until the Company raises $10 million in its offering of common stock pursuant to Regulation A under the Securities Act of 1933 (the “Reg A+ Offering”).

2.	20% Unsecured Bridge Notes

During January 2017, the Company issued an aggregate of $225,000 of unsecured bridge notes to accredited investors which bears interest at a rate of 1.67% per month. The notes mature upon the Company raising a minimum of $4 million in its Reg A+ Offering. If the maturity date doesn’t occur within one year of the date of issuance, the notes shall mature upon each payee’s demand.

In conjunction with the issuance of the bridge notes, the Company issued an aggregate of 150,000 shares of common stock with a relative fair value of $87,218, which was recorded as a debt discount and will be amortized over the life of the respective notes. In January 2017, the Company repaid a note with a principal amount of $25,000.

On February 17, 2017, the Company issued, for cash received, a $50,000 unsecured promissory note bearing interest at a rate of 1.67% per month, with minimum interest of $2,500. The note matures upon the Company raising a minimum of $4 million in its Reg A+ Offering. If the maturity date doesn’t occur within one year of the date of issuance, the note shall mature upon the payee’s demand. In connection with issuance of the note, the Company issued 25,000 shares of common stock with a relative fair value of $17,532, which was recorded as a debt discount and will be amortized over the life of the note.

On March 6, 2017, the Company issued to Kurt Thomet (the “Founding Director”), for cash received of $1,000,000, a $1,150,000 unsecured promissory note (the “March 2017 Note”), bearing interest at a rate of 1.67% per month, due the first business day after the Company has received $8 million in its Reg A+ Offering. In the event that the Company does not raise $8 million in its Reg A+ Offering by March 6, 2018, the March 2017 Note will be due on demand. Upon maturity and repayment of the March 2017 Note, the Company will pay to the Founding Director all principal plus interest on the March 2017 Note. In connection with its receipt of proceeds from the March 2017 Note, the Company recognized a cash discount of $150,000 and issued to the Founding Director 250,000 shares of common stock with a relative fair value of $218,662, which were both recorded as a debt discount and will be amortized over the term of the note.

During the six months ended June 30, 2017, the Company amortized $373,824 of the debt discount as interest expense and recorded an aggregate of $204,164 of contractual interest expense.

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(F)	Best Efforts Reg A+ Offering

During the six months ended June 30, 2017, the Company filed with the SEC an offering circular to sell 6,250,000 shares of common stock for gross proceeds of $50,000,000 of common stock to investors in an initial public offering pursuant to Tier Two of Regulation A on a best efforts basis only, which was qualified by the SEC on May 26, 2017. The offering will terminate on the earliest of (i) one year from the date of qualification with the SEC, (ii) the date on which the maximum offering amount is sold or (iii) the date on which this offering is terminated by the Company at its sole discretion. The offering may be extended upon completion of certain filings with and approval from the SEC. There can be no assurance that the Company will be successful in receiving proceeds in such an offering. The amount received is included on the condensed consolidated balance sheet as advances payable as of June 30, 2017. Upon the closing of the offering, the Company will record the impact of the issuance of common stock. There can be no assurance that the Company will be successful in receiving proceeds in such an offering.

(G)	Stockholders’ Deficit

1.	Preferred Stock Transactions

During the six months June 30, 2017, the Company completed the following Series A Preferred Stock transactions:

•	The Company canceled 50,000 shares of Series A Preferred Stock in connection with the cancellation of the subscriptions receivable of $100,000.

2.	Common Stock Transactions

During the six months ended June 30, 2017, the Company completed the following common stock transactions:

•	The Company issued an aggregate of 150,000 shares of common stock with an aggregate fair value of $162,000 to the Company’s landlord in consideration of a partial abatement of rent.

•	The Company issued an aggregate of 425,000 shares of common stock with an aggregate relative fair value of $323,414 in conjunction with the issuance of bridge notes. See Note E – Other Notes Payable – 20% Unsecured Bridge Notes.

•	The Company issued an aggregate of 80,000 shares of common stock with an aggregate relative fair value of $136,500 to advisors in consideration of services rendered.

3.	Stock Options

The following table represents the Company’s stock option activity for the six months ended June 30, 2017:

			Intrinsic
	Stock Options		Value	Weighted Average Exercise Price
	Outstanding	Exercisable	All Options	Outstanding	Exercisable

Balance December 31, 2016	2,492,041			$1.69
Granted	1,125,000			8.00
Forfeited	(772,917)			1.61
Balance June 30, 2017	2,844,124	2,027,453	$1,293,438	$4.24	$2.84

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For the six months ended June 30, 2017 and 2016, stock-based compensation related to stock options totaled $41,945 and $128,025, respectively. As of June 30, 2017, total unrecognized stock option compensation expense was $48,066, which will be recognized as those options vest over a weighted average period of less than one year. The weighted average remaining life of the outstanding and exercisable options at June 30, 2017 and 2016 was 3.6 and 2.3 years, respectively. The weighted average grant date value per share of options granted during the six months ended June 30, 2017 and 2016 was $0.06 and $0.15, respectively.

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Volatility is based on average historical volatilities for public companies in similar industries over the expected term of the options. The expected term of employee options represents the period of time that options granted are expected to be outstanding using the "plain vanilla" method. For non-employee options, the contractual term is used. The risk-free rate is for periods within the contractual life of the options and is based on the United States Treasury yield curve in effect at the time of grant. The Company recognizes forfeitures as they occur.

The Black-Scholes assumptions with respect to the valuation of stock options are as follows:

	June 30,
	2017	2016
Term	2.77-5.00 years	2.50-3.75 years
Risk-free interest rate per annum	1.51%- 1.88%	0.83%- 1.32%
Volatility	34.27%-34.43%	34.05%
Expected dividend yield	–	–

(H)	Commitments and Contingencies

1.	Executive Employment Agreements

The Board of Directors approved and the Company has entered into the following executive employment agreements:

a.	In May 2017, the Company renewed its executive employment agreement with its Chief Executive Officer, Mr. Stanley W. Fields (the “CEO”) that previously expired in April 2017. Mr. Fields had previously been serving in that capacity and as a director of the Company. The renewed executive employment agreement extended the term of the executive employment agreement until April 30, 2020 and modifies certain terms including a cash severance payment upon termination of employment prior to the expiration of the agreement term for any reason other than cause. The severance amount is 18 months of the CEO’s last pay rate before termination and is due in 18 month installments after termination or within 10 business days if the termination results from a change in control. The renewed executive employment agreement is subject to review 30 days following the final closing of the Company’s Reg A+ Offering.

2.	Legal Matters

The Company may be involved in certain legal proceedings, claims and assessments arising in the ordinary course of business.

In June 2012, the Company entered into a Registration and Share Purchase Agreement (the “Agreement”) with a business development company (“BDC”) whereby the BDC was obligated to assist the Company with the completion and filing of a registration statement with the SEC. The BDC was to receive 2,000,000 shares of the Company in consideration for the services to be provided, which included the cost of all the legal, accounting and other costs associated with such process. The Company believes that the BDC failed to fulfill its obligations under the agreement, despite numerous efforts by the Company to obtain their performance. On April 17, 2015, the Company notified the BDC that as a result of its failure of performance, it had no entitlement to any shares and no stock certificates were issued.  On or about March 31, 2017, the BDC filed a complaint in a Minnesota district court alleging that the Company had breached the Agreement by not providing certain key documents to the BDC, so the BDC was unable to fulfill its obligations. The BDC is seeking damages in an amount over $50,000 and a determination of the status and value of its stock ownership in the Company. The Company sees no merit in the claims asserted and intends to vehemently defend against the allegations made in the complaint. The Company does not believe an accrual for a loss associated with this matter is necessary at this time.

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On or about March 21, 2017, an individual plaintiff filed a complaint in an Oregon state court against the Company and certain of its officers and directors alleging fraud in connection with a promissory note issued on or around June 29, 2016, seeking a return of $400,000 in funds advanced to the Company and interest under such promissory note. The note has since matured and the Company is in default and considering possible legal actions. The Company, as well as, the named officers and directors, see no merit in the claims asserted and intend to vehemently defend against the allegations made in the complaint.

On July 12, 2017, the Company entered into an amended settlement agreement with a former employee who was seeking compensation for past services performed. The amended settlement agreement releases the Company of all claims and will pay the former employee $111,500 upon the sooner of receiving $5,000,000 or more in gross proceeds from a Reg A+ Offering, a merger or sale of more than 50% of the Company or December 31, 2017. The amended settlement amount payable bears interest at 9% from January 1, 2017 until it is paid.

(I)	Subsequent Events

1.	Notes Payable

The Company is in the process of obtaining financing through an issuance of up to $10,000,000 in a private placement of convertible restricted common stock to selected accredited investors. From July through September of 2017, the Company received aggregate proceeds of $295,000 from these accredited investors in exchange for subscriptions of our convertible restricted common stock. These convertible restricted common stock agreements bear no interest and enables conversion into shares of common stock upon the final closing of the Reg A+ Offering. There can be no assurance that we will be successful in completing such an offering. In August 2017, the Company also issued a $40,000 unsecured promissory note. The unsecured promissory note will mature upon the Company raising a minimum of $250,000 common stock offering. If the maturity date doesn’t occur within one year of the date of issuance, the notes shall mature upon each payee’s demand. The Company may prepay, without premium or penalty, any portion of the unsecured promissory note outstanding obligations hereunder. In connection with the issuance of the note, the Company issued an aggregate of 25,000 shares of common stock.

2.	Executive Appointments

In September 2017, the Company appointed a consultant as advisor to the Chief Executive Officer and Board of Directors. The consultant has over 30 years of experience within the media and entertainment industries, and will be primarily responsible for promotional efforts on behalf of the Company. In exchange for their services, the consultant will be awarded 150,000 shares of common stock of the Company on the final closing of the Company’s Reg A+ Offering, change in control or June 30, 2018, whichever occurs first. In September 2017, the Company also appointed Mr. Bob Hoogenboom as President, Global Sales and Licensing. Mr. Hoogenboom has over 30 years of technology experience with the Intel Corporation in various management roles in sales, marketing, operations, venture capital and engineering. In exchange for his services, Mr. Hoogenboom will be awarded 750,000 restricted common stock on January 1, 2018 and 500,000 common stock options on or before October 1, 2017.

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Item 4.	Exhibits.

Exhibit No.	Exhibit Description

2.1	Second Amended and Restated Certificate of Incorporation*

2.2	Amended and Restated Bylaws*

2.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock*

2.4	Certificate of Amendment of Certificate of Incorporation*

4.1	Form of Subscription Agreement*

6.1	2012 Stock Option Plan*

6.2	2012 Warrant Plan*

6.3	Form of 15% Secured Convertible Promissory Notes, as amended*

6.4	Executive Employment Agreement, executed May 25, 2016, between the Company and Stanley W. Fields*

6.5	Executive Employment Agreement, executed May 25, 2016, between the Company and Geoff Campbell*

6.6	Memorandum of Asset Purchase and Sale Agreement, dated November 17, 2015, by and between NewsBeat Social, Inc. and AllSay, Inc., as amended*

6.7	2016 Omnibus Incentive Plan*

6.8	Form of June 2016 Unsecured Promissory Notes*

6.9	Form of Unsecured Promissory Note under Bridge Financing*

*Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED NEWS INTERNATIONAL, INC.

Date: September 28, 2017	By:	/s/ Stanley W. Fields
Stanley W. Fields
Chief Executive Officer and Chief Accounting Officer
(Principal Executive Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Stanley W. Fields	Dated: September 28, 2017
Name: Stanley W. Fields
Title: Chief Executive Officer and Chief Financial Officer and Director

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